Michael H. Cole Vice President and Chief Legal Officer Smithfield Foods, Inc. 200 Commerce Street Smithfield, Virginia 23430 (757) 365-3030 tel (757) 365-3025 fax

July 26, 2013

VIA EDGAR AND OVERNIGHT COURIER

Ms. Susan Block

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Smithfield Foods, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 18, 2013
File No. 001-15321

Dear Ms. Block:

This correspondence is being filed by Smithfield Foods, Inc. (“we,” “our,” “us,” “Smithfield” and the “Company”) in response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated July 15, 2013 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). We have revised the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) in response to the Staff’s comments, which we are filing concurrently with this letter. In connection with this letter and the filing of the Revised Preliminary Proxy Statement, we are sending to the Staff, by overnight courier, four clean and marked courtesy copies of the Revised Preliminary Proxy Statement reflecting changes to the Preliminary Proxy Statement as filed on June 18, 2013.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped the headers from the Comment Letter, and the text of the Staff’s comments in italics below.

Staff Comments and Company Responses

Summary Term Sheet, page 1

Solicitation of Proxies, page 3

1.	We note that proxies may be solicited in person or by telephone, facsimile, electronic mail or other electronic medium. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

The Company respectfully advises the Staff that it will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone, with the Commission.

Interest of Smithfield Directors and Executive Officers in the Merger, page 5

2.	Please revise in this section and on page 52 to disclose the amount of total compensation to potentially be received by your directors and executive officers in connection with the proposed merger.

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 55 of the Revised Preliminary Proxy Statement to disclose the amount of total compensation that may be received by our directors and executive officers in connection with the proposed merger.

Material U.S. Federal Tax Consequences of the Merger, page 7

3.	Please revise here, on page 12, and in the entire section starting on page 68 that investors are encouraged to consult their own tax advisors, rather than stating that they should consult their tax advisors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 13 and 72 of the Revised Preliminary Proxy Statement to indicate that investors are encouraged to consult their own tax advisors.

Background of the Merger, page 27

4.	We note the disclosure in the opening paragraph that from time to time, Smithfield and the Smithfield Board, reviewed and evaluated strategic opportunities and that one such opportunity is discussed in the second paragraph. To the extent any other strategic alternatives were considered by your Board, such as other strategic partnerships, merger or acquisition transactions, please revise this section to discuss in greater detail if, or when, those alternatives were considered and for what reason those alternatives were not considered or pursued.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the Revised Preliminary Proxy Statement to provide additional detail regarding the types of strategic opportunities that Smithfield and the Board of Directors of Smithfield (the “Smithfield Board”) reviewed and evaluated. While Smithfield and the Smithfield Board considered the opportunities discussed in the opening paragraph from time to time, since 2010 no such consideration with respect to an opportunity or strategic alternative that was material to Smithfield progressed beyond a preliminary stage, except (i) as disclosed in the section entitled “Background of the Merger” in the Revised Preliminary Proxy Statement and (ii) for Smithfield’s negotiations with respect to a proposed joint delisting takeover of Campofrio Food Group, S.A. together with Campofrio’s chairman Mr. Pedro Ballve in 2011. With respect to the latter, given that the negotiations with Campofrio were terminated in June 2011 as publicly disclosed at the time, we have not included a discussion of this potential strategic transaction and respectfully submit that it is not relevant to the Smithfield shareholders’ consideration of the merger.

5.	We also note the discussion in the third paragraph of page 28 regarding other possible transactions with Shuanghui International Holdings Limited (“Parent”) in the past. To the extent other strategic alternatives were considered with Parent, please revise to expand to include a brief discussion of those transactions considered, the time frame for when discussions started and why other strategic alternatives were not ultimately considered or pursued.

In response to the Staff’s comment, the Company has revised the disclosure on page 29 of the Revised Preliminary Proxy Statement to include a brief discussion of the possible transactions with Parent considered by the Company, the time frame for when discussions started and why such alternatives were not ultimately considered or pursued.

Opinion of Smithfield’s Financial Advisor, page 41

6.	Please provide us with copies of the “board books” and any other materials prepared by your financial advisors. Such materials should include all presentations made by the financial advisors. Please also provide us with copies of the engagement letters.

In response to the Staff’s comment, copies of all presentation materials prepared by Barclays for the Smithfield Board and the engagement letter between Smithfield and Barclays are being provided to the Staff by Barclays under separate cover requesting confidential treatment pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and pursuant to the provisions of 17 C.F.R. §200.83.

Selected Comparable Company Analysis, page 43

7.	Please tell us whether any additional companies that fit the criteria were not used, and, if not, why not. Similarly, please tell us whether any additional transactions that fit the criteria for the selected transaction analysis were not used, and, if so, why not.

The Company respectfully advises the Staff that Barclays has advised us that it is not aware of any particular additional company that met the criteria described on page 43 of the Preliminary Proxy Statement or of any particular additional transaction that met the criteria described on page 44 of the Preliminary Proxy Statement.

Selected Precedent Transaction Analysis, page 44

8.	We note that six of eight of the precedent transactions were announced over five years ago. Please briefly explain how these transactions are useful to this analysis in light of their age and disclose whether there is any limitation in comparability because of the passage of time.

The Company respectfully advises the Staff that Barclays has informed us that, as described on page 44 of the Preliminary Proxy Statement, Barclays selected the transactions involving companies in the meat/protein industry that Barclays, based on its experience with merger and acquisition transactions, deemed relevant, taking into account, among other things, the similarity of the applicable target companies in the transactions to Smithfield with respect to the mix, margins, end markets and other characteristics of the target companies’ businesses. Barclays advised us that it selected transactions since the year 2000 in order to create a significant sample set (rather than limiting the selected transactions to those announced since the 2008 financial crisis) and that Barclays did not identify any limitation on comparability based upon the passage of time.

Certain Financial Projections, page 48

9.	Include a brief discussion of the underlying assumptions and limitations of the projections provided.

In response to the Staff’s comment, the Company has revised the disclosure on page 51 of the Revised Preliminary Proxy Statement to include a brief discussion of the underlying assumptions and limitations of the projections provided.

Interests of Smithfield Directors and Executive Officers in the Merger, page 52

10.	It appears you should provide two separate tables. Please revise this section to provide two separate tables: one table to disclose all golden parachute compensation, including both the arrangements and amounts previously disclosed and subject to a shareholder advisory vote under section 14A(a)(1) of the Exchange Act and a separate table to disclose only the new arrangements and/or revised terms subject to the separate shareholder vote under section 14A(b)(2) of the Exchange Act or advise. Refer to Instruction 6 to Item 402(t) of Regulation S-K.

The Company respectfully advises the Staff that it believes that Instruction 6 to Item 402(t) of Regulation S-K requires two separate tables only when an issuer seeks to conduct a “say on golden parachute” vote under Section 14A(b)(2) of the Exchange Act and Rule 14a-21(c) promulgated thereunder that is limited to compensation arrangements that have not previously been subject to a “say on pay” vote under Section 14A(a)(1) of the Exchange Act and Rule 14a-21(a) promulgated thereunder (or with respect to compensation arrangements that have previously been subject to a “say on pay” vote but have since been revised). In other words, the Company believes that Instruction 6 applies only when an issuer is seeking to exclude from the “say on golden parachute” vote compensation arrangements that have previously been subject to a “say on pay” vote and have not been revised. See, e.g., Section II.D.4.c.ii. of SEC Release No. 33-9178 (Jan. 25, 2011), “Exceptions to Rule 14a-21(c) Shareholder Advisory Vote,” note 281 and accompanying text. The Company also believes that this exception to the “say on golden parachute” vote requirement is voluntary and that issuers are not required to take advantage of this exception if they so determine.

The Company respectfully advises the Staff that it has determined not to take advantage of the foregoing exception. The Company has chosen to subject all compensation that is related to the merger to the “say on golden parachute” vote. The compensation set forth in the “Potential Merger-Related Payments to Named Executive Officers Table” on page 62 of the Revised Preliminary Proxy Statement on which shareholders are being asked to cast their advisory vote includes all compensation that is potentially payable in connection with the merger, which includes not only compensation arrangements that have previously been subject to a “say on pay” vote (and have not been revised), but also new and/or revised compensation arrangements. Since the Company is choosing to subject all potential merger-related compensation to the “say on golden parachute” vote and is choosing not to take advantage of the exception that would allow it to exclude from such vote compensation arrangements that have previously been subject to a “say on pay” vote and have not been revised, the Company believes it is permissible for it to provide just one table containing all such merger-related compensation, instead of two separate tables as required by Instruction 6.

The Company further respectfully advises the Staff that it believes there is a question as to whether it would be able to take advantage of the special exception to the “say on golden parachute” vote. One of the requirements to qualify for the exception is that the prior executive compensation disclosure subject to the “say on pay” vote must have satisfied the requirements of Item 402(t). See SEC Release No. 33-9178, note 278 and accompanying text. As the Staff is aware, there are certain differences between the disclosures mandated by Item 402(t) and the executive compensation disclosures otherwise required under Item 402 of Regulation S-K, including differences in how the disclosure is required to be presented. The Company did not design its prior executive compensation disclosures with the intent of satisfying the Item 402(t) disclosure requirements and is uncertain whether those prior disclosures would in fact satisfy such requirements.

Finally, the Company would also respectfully draw the Staff’s attention to the fact that the amounts payable to the executive officers under the new Retention Bonus Program are separately set forth both in footnote 1 to the “Potential Merger-Related Payments to Named Executive Officers Table” on page 62 of the Revised Preliminary Proxy

Statement and in the “Retention Bonuses for CEO and Senior Executives” table on page 56 of the Revised Preliminary Proxy Statement.

11.	Please add disclosure to the retention bonus discussion here to indicate that Shuanghui International Holdings Limited had expressed an interest that a retention program be established in connection with the merger negotiations.

In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Revised Preliminary Proxy Statement to indicate that Parent had expressed an interest that a retention program be established in connection with the merger negotiations.

Financing of the Merger, page 62

Bank of China Financing, page 66

12.	Please revise to describe “certain of the same conditions” mentioned in the first paragraph of this section.

In response to the Staff’s comment, the Company has revised the disclosure on pages 69 and 70 of the Revised Preliminary Proxy Statement to describe “certain of the same conditions” mentioned in the first paragraph of this section.

Regulatory Clearances and Approvals Required for the Merger, page 66

13.	Please revise this section to disclose the status of all regulatory approvals required for the merger to be completed. Refer to Item 14(b)(5) of Schedule 14A. Please also include a brief of discussion of the government approvals sought in Mexico, Poland, Russia and Ukraine and the status of those approvals.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 70 of the Revised Preliminary Proxy Statement to disclose the status of all regulatory approvals required for the merger to be completed and to include a brief discussion of the government approvals sought in Mexico, Poland, Russia and Ukraine and the status of those approvals.

14.	In this regard, we note some news articles regarding the merger that discuss that some Midwestern states have laws restricting foreign ownership of agricultural land. Please also discuss any state regulatory approvals that must be complied with or approval that must be obtained in connection with the transaction and, if the so, the status of compliance or approval or advise. Refer to Item 14(b)(5) of Schedule 14A.

The Company respectfully advises the Staff that it is aware that some Midwestern states have laws restricting foreign ownership of agricultural land. Smithfield and Parent are currently in discussions with state regulators regarding the steps, if any, the surviving corporation will need to take after the consummation of the merger to comply with such laws. We do not believe there are any regulatory approvals that need to be obtained under such laws prior to the consummation of the merger. Compliance with these laws, if applicable, by the surviving corporation will have no impact on Smithfield’s current shareholders.

Conditions to the closing of the Merger, page 80

15.	For each condition to the merger that may be waived, please clarify which party may waive the condition.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Preliminary Proxy Statement to clarify which party may waive the referenced conditions.

Security Ownership of Certain Beneficial Owners and Management, page 88

16.	Please revise this section to include the addresses of security owners and management. In addition, disclose the aggregate percent of shares owned by your beneficial owners and management. Refer to Item 403 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Revised Preliminary Proxy Statement to include the addresses of security owners (in accordance with Item 403 of Regulation S-K) and to disclose the aggregate percentage of shares owned by our beneficial owners and management.

17.	Please identify the natural persons with voting and investment power over the shares held by BlackRock, Inc.

The Company respectfully advises the Staff that additional information regarding BlackRock, Inc. has been added on page 93 of the Revised Preliminary Proxy Statement. In response to the Staff’s comment, we respectfully advise the Staff that there are no natural persons identified as having voting and investment power over the shares held by BlackRock in BlackRock’s Amendment No. 2 to Schedule 13G filed on February 8, 2013, Amendment No. 1 to Schedule 13G filed on February 10, 2012, or the original Schedule 13G filed on February 8, 2011. Smithfield has no reason to believe that the information provided in the foregoing filings by BlackRock is not complete or accurate.

Material U.S. Federal Income Tax Consequences of the Merger, page 90

18.	We note your statement that you included “a general discussion of the material U.S. federal income tax consequences of the merger.” Please revise this section to clarify that you have addressed all material U.S. federal income tax consequences. Please also delete the statement that the tax summary “is for general information only” because investors are entitled to rely on this section.

In response to the Staff’s comment, the Company has revised the disclosure beginning on page 95 of the Revised Preliminary Proxy Statement to clarify that we have addressed all material U.S. federal income tax consequences and to delete the statement that the tax summary “is for general information only.”

Where You Can Find More Information, page 94

19.	Please revise to undertake to provide, by oral request, as well as written, all information that has been incorporated by reference into the filing. Refer to Note D.2 of Schedule 14A.

In response to the Staff’s comment, the Company has revised the disclosure on page 100 of the Revised Preliminary Proxy Statement to undertake to provide, by oral request, as well as written, all information that has been incorporated by reference into the filing.

Other

20.	We note that some items required by Schedule 14A are incorporated by reference from the Form 10-K for fiscal year ended April 28, 2013, filed June 18, 2013. We also note that the Part III information from that Form 10-K is incorporated by reference to your to be filed definitive proxy statement. With your revised proxy statement, please include any of that Part III information that you are currently anticipating incorporating by way of the definitive proxy statement or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the Revised Preliminary Proxy Statement to clarify the portions of our Form 10-K for fiscal year ended April 28, 2013, filed June 18, 2013 (the “Form 10-K”), that we are incorporating into our definitive proxy statement. Smithfield will not be incorporating any Part III information from the Form 10-K.

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Smithfield hereby acknowledges that:

•	Smithfield is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Smithfield may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your assistance in this matter. Please do not hesitate to call me at (757) 365-3030 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Michael H. Cole

Michael H. Cole

Vice President and Chief Legal Officer

cc:	Patrick J. Naughton, Simpson Thacher & Bartlett LLP
Carl R. Sanchez, Paul Hastings LLP
James M. Anderson III, McGuireWoods LLP